

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Todd M. Purdy
Chief Executive Officer
Crescent Acquisition Corp
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

Re: Crescent Acquisition Corp
     Preliminary Proxy Statement on Schedule 14A
     Filed February 11, 2021
     File No. 001-38825

Dear Mr. Purdy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Michael J. Mies